Prudential Investment Portfolios 6
655 Broad Street
Newark, New Jersey 07102

October 26, 2017

VIA EDGAR SUBMISSION

Mr. Alberto Zapata

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Prudential Investment Portfolios 6

Post-Effective Amendment No. 54 to the Form N-1A Registration Statement

under the Securities Act of 1933; Amendment No. 52 to the Form N-1A

Registration Statement under the Investment Company Act of 1940

Securities Act Registration No. 002-91215

Investment Company Act No. 811-04024

Dear Mr. Zapata:

We filed with the Securities and Exchange Commission (the Commission) through EDGAR on August 16, 2017 on behalf of Prudential Investment Portfolios 6 (the Registrant) the above-referenced post-effective amendment (the Amendment). The Amendment was filed under Rule 485(a)(1) under the 1933 Act solely for the purpose of adding a new class of shares to the Prudential California Muni Income Fund (the Fund), which is the sole series of the Registrant. The new class of shares is known as Class Q.

This letter is intended to respond to the Commission Staff’s comments that were conveyed by you by telephone on October 2, 2017 with respect to the Amendment. For your convenience, a summary of your comments are included herein and the responses are keyed accordingly, as set forth below. Capitalized terms used herein, and not otherwise defined, have the respective meanings assigned in the Amendment.

GENERAL COMMENTS:

1. Comment: Please complete and update all blanks and bracketed items which appear in the Amendment in the Registrant’s next post-effective amendment filing.

Response: We hereby confirm that all blanks and/or incomplete information will be supplied and included in the Registrant’s next post-effective amendment filing.

2. Comment: Please submit these comments and the Registrant’s responses thereto as a Correspondence submission on EDGAR addressed to Alberto Zapta prior to the effectiveness of the Amendment.

Response: The staff’s comments and the Registrant’s responses thereto, will be submitted and filed on EDGAR as Correspondence, addressed to you, prior to the effectiveness of the Amendments.

3. Comment: Please note that the company and its management are responsible for the adequacy and accuracy of the disclosures contained in the Amendment, notwithstanding any review, comments, action or absence of action taken by the Commission Staff.

Response: We hereby confirm our understanding, as described above.

4. Comment: Please confirm that the applicable EDGAR Series and Class ID information will be updated to reflect the inclusion of Class Q shares for the Funds.

Response: The EDGAR Series and Class ID information for the Funds will be updated to include the relevant information pertaining to the Class Q shares of each Fund.

5. Comment: To the extent that a comment furnished with respect to a specific prospectus or statement of additional information is applicable to other prospectuses and/or statements of additional information, your response should be considered to similarly apply to all such other prospectuses and/or statements of additional information.

Response: Comments which have applicability to other prospectuses and/or statements of additional information in the fund complex will be applied accordingly.

6. Comment: If the new Class Q shares will be considered as “clean” shares pursuant to the No-Action letter issued by the Office of the Chief Counsel of the Division of Investment Management to The Capital Group (January 11, 2017), please include the relevant disclosures.

Response: The Registrant is still reviewing the No-Action Letter and has not made a decision on whether or not to offer a “clean” share class. If the Registrant determines to reply upon the letter then it would satisfy all of the applicable conditions.

7. Comment: If the Fund will still invest in bonds issued by Puerto Rico and/or the U.S. Virgin Islands given recent events, please explain supplementally what percentage of Fund assets are anticipated to be invested in such bonds.

Response: The Fund anticipates continuing to maintain a small position in bonds issued by Puerto Rico. The Fund does not currently own any bonds issued by the U.S. Virgin Islands, and has no present intention to invest in bonds issued by the U.S. Virgin Islands in the future.

COMMENTS ON THE PROSPECTUS:

8. Comment: In the Prospectus, in the section entitled “Fund Summary—Investments, Risks and Performance—Principal Investment Strategies,” please confirm whether the Fund’s 80% investment policy recited in this section includes derivatives. If so, then please confirm that the derivatives are valued on a mark-to-market basis consistent with the “Fund Names Rule” (i.e, Rule 35d-1).

Response: The Fund’s 80% investment policy recited in this section is not considered to include investments in derivatives.

9. Comment: In the Prospectus, in the section entitled “Fund Summary—Payments to Financial Intermediaries,” please note that Item 12(a) of Form N-1A requires the inclusion of a schedule of sales variations that are applicable to intermediaries.

Response: This comment and/or similar comment(s) have also been raised by the Staff with respect to several previous registration statements recently filed for other funds. In discussions about this comment with Mr. Zapata, he noted that several other funds include in their registration statements disclosure identifying the intermediaries with whom such arrangements are in place, and that such disclosure would be responsive to this comment.

Due to the difficulty involved in including similar disclosure in the prospectus for the Fund and/or other funds in the fund complex, we are in discussion with the Staff to determine whether and to what extent this comment may be resolved without the inclusion of a list or similar disclosure.

10. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks,” there is disclosure which discusses the Fund’s use of derivatives. If the use of derivatives is a principal strategy of the Fund, then please include in the summary as a principal strategy.

Response: The Fund’s investments in derivatives are not considered to be a principal investment strategy of the Fund.

11. Comment: In the Prospectus, in the section entitled “More About the Fund’s Principal and Non-Principal Investment Strategies, Investments and Risks,” please add the word “Risk” following the boldfaced words “Puerto Rican Municipal Securities,” in order to clarify that the discussion focuses on the risks of investing in such securities.

Response: The requested revision has been included in the Prospectus.

12. Comment: In the Prospectus, in the section entitled “How to Buy, Sell and Exchange Fund Shares—How to Buy Shares,” please include an explanation of “dealer reallowance,” including explaining that dealer reallowance is used to promote the sale of Fund shares.

Response: The Prospectus has been revised to include an explanation of the term “Dealer Reallowance.”

Sincerely yours,

/s/ Jonathan D. Shain

Jonathan D. Shain

Vice President & Corporate Counsel